Exhibit 99.10

IFRS USD Earnings Release

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets as of

(Dollars in millions except share data)

	Note	June 30, 2014	March 31, 2014
ASSETS
Current Assets
Cash and cash equivalents	2.1	4,164	4,331
Available-for-sale financial assets	2.2	467	367
Investment in certificates of deposit		97	143
Trade receivables		1,524	1,394
Unbilled revenue		493	469
Prepayments and other current assets		483	440
Derivative financial instruments	2.6	16	36
Total Current Assets		7,244	7,180
Non-current assets
Property, plant and equipment	2.4	1,354	1,316
Goodwill	2.5	359	360
Intangible assets		54	57
Available-for-sale financial assets	2.2	216	208
Deferred income tax assets		109	110
Income tax assets		252	254
Other non-current assets		37	37
Total Non-Current Assets		2,381	2,342
Total assets		9,625	9,522
LIABILITIES AND EQUITY
Current liabilities
Trade payables		17	29
Current income tax liabilities		441	365
Client deposits		7	6
Unearned revenue		143	110
Employee benefit obligations		175	159
Provisions	2.7	62	63
Other current liabilities		811	792
Total current liabilities		1,656	1,524
Non-current liabilities
Deferred income tax liabilities		10	11
Other non-current liabilities		59	54
Total liabilities		1,725	1,589
Share capital - 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566 each, net of 2,833,600 treasury shares each as of June 30, 2014 and March 31, 2014, respectively		64	64
Share premium		704	704
Retained earnings		8,895	8,892
Other components of equity		(1,763)	(1,727)
Total equity attributable to equity holders of the company		7,900	7,933
Non-controlling interests		–	–
Total equity		7,900	7,933
Total liabilities and equity		9,625	9,522
Commitments and contingent liabilities	2.4, 2.7, 2.9 and 2.13

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Note	Three months ended
		June 30, 2014	June 30, 2013
Revenues		2,133	1,991
Cost of sales	2.14	1,344	1,296
Gross profit		789	695
Operating expenses:
Selling and marketing expenses	2.14	111	103
Administrative expenses	2.14	142	124
Total operating expenses		253	227
Operating profit		536	468
Other income, net		139	103
Profit before income taxes		675	571
Income tax expense	2.9	193	153
Net profit		482	418
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurements of the net defined benefit liability/asset		(3)	1
		(3)	1
Items that maybe reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets (refer note 2.2 and 2.9)	2.2	3	–
Exchange differences on translation of foreign operations		(36)	(619)
		(33)	(619)
Total other comprehensive income, net of tax		(36)	(618)
Total comprehensive income		446	(200)
Profit attributable to:
Owners of the company		482	418
Non-controlling interests		–	–
		482	418
Total comprehensive income attributable to:
Owners of the company		446	(200)
Non-controlling interests		–	–
		446	(200)
Earnings per equity share
Basic ($)		0.84	0.73
Diluted ($)		0.84	0.73
Weighted average equity shares used in computing earnings per equity share
Basic	2.10	571,402,566	571,402,566
Diluted	2.10	571,402,566	571,402,566

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(Dollars in millions except share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2013	571,402,566	64	704	7,666	(1,103)	7,331
Changes in equity for the three months ended June 30, 2013
Remeasurement of the net defined benefit liability/(asset), net of tax effect	–	–	–	–	1	1
Change in accounting policy -Adoption of Revised IAS 19	–	–	–	(6)	9	3
Dividends (including corporate dividend tax)	–	–	–	(302)	–	(302)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.9)	–	–	–	–	–	–
Net profit	–	–	–	418	–	418
Exchange differences on translation of foreign operations	–	–	–	–	(619)	(619)
Balance as of June 30, 2013	571,402,566	64	704	7,776	(1,712)	6,832
Balance as of April 1, 2014	571,402,566	64	704	8,892	(1,727)	7,933
Changes in equity for the three months ended June 30, 2014
Remeasurement of the net defined benefit liability/(asset), net of tax effect	–	–	–	–	(3)	(3)
Dividends (including corporate dividend tax)	–	–	–	(479)	–	(479)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.9)	–	–	–	–	3	3
Net profit	–	–	–	482	–	482
Exchange differences on translating foreign operations	–	–	–	–	(36)	(36)
Balance as of June 30, 2014	571,402,566	64	704	8,895	(1,763)	7,900

*excludes treasury shares of 2,833,600 held by consolidated trust

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Operating activities:
Net Profit	482	418
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortisation	39	56
Income from available-for-sale financial assets and certificates of deposit	(16)	(7)
Income tax expense	193	153
Effect of exchange rate changes on assets and liabilities	–	10
Deferred purchase price	9	7
Provisions for doubtful trade receivable	19	7
Other non-cash item	(1)	(2)
Changes in Working Capital
Trade receivables	(156)	(199)
Prepayments and other assets	(16)	(19)
Unbilled revenue	(26)	(40)
Trade payables	(9)	(20)
Client deposits	–	(2)
Unearned revenue	33	2
Other liabilities and provisions	28	145
Cash generated from operations	579	509
Income taxes paid	(114)	(91)
Net cash provided by operating activities	465	418
Investing activities:
Expenditure on property, plant and equipment, net of sale proceeds, including changes in retention money and capital creditors	(75)	(87)
Loans to employees	(5)	(5)
Deposits placed with corporation	(4)	(2)
Income from available-for-sale financial assets and certificates of deposit	12	6
Investment in quoted debt securities	–	(20)
Redemption of certificates of deposit	46	–
Investment in liquid mutual funds	(1,049)	(1,027)
Redemption of liquid mutual funds	952	902
Investment in fixed maturity plan securities	(5)	–
Net cash used in investing activities	(128)	(233)
Financing activities:
Payment of dividend (including corporate dividend tax)	(479)	(302)
Net cash used in financing activities	(479)	(302)
Effect of exchange rate changes on cash and cash equivalents	(25)	(348)
Net increase/(decrease) in cash and cash equivalents	(142)	(117)
Cash and cash equivalents at the beginning	4,331	4,021
Cash and cash equivalents at the end	4,164	3,556
Supplementary information:
Restricted cash balance	54	53

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees‘ Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and its wholly owned and controlled subsidiaries, and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products for the banking industry.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

1.2 Basis of preparation of financial statements

These condensed consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and in accordance with IAS- 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014. Accounting policies have been applied consistently to all periods presented in these unaudited consolidated interim financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.4)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.7 Employee benefits

1.7.1 Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law.

The group has adopted Revised IAS 19 effective April 1, 2013. Pursuant to this adoption, the Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. The amended standard requires immediate recognition of the gains and losses through re-measurements of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognized through the other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognized immediately through the net profits, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost.

The adoption of Revised IAS 19 Employee Benefits did not have a material impact on the consolidated financial statements.

1.7.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.7.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.7.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.8 Recent accounting pronouncements

1.8.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date to adopt IFRS 9 is yet to be notified. The group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated interim financial statements.

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

2. Notes to the Unaudited Condensed Consolidated Interim Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Cash and bank deposits	3,684	3,729
Deposits with corporations	480	602
	4,164	4,331

Cash and cash equivalents as of June 30, 2014 and March 31, 2014 include restricted cash and bank balances of $54 million and $53 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents :

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
In current accounts
Bank of America, Mexico	2	1
Bank of America, USA	130	119
Bank of Zachodni WBK S.A.	1	–
Barclays Bank, UK	6	19
Citibank N.A., China	6	9
CIC, France	1	1
Citibank N.A., Australia	12	13
Citibank N.A., Brazil	7	6
Citibank N.A., India	–	1
Citibank N.A., Japan	1	2
Citibank N.A., New Zealand	1	1
Citibank N.A., South Africa	1	1
Citibank EEFC, Czech Republic (U.S. Dollar account)	1	–
Commerzbank, Germany	–	1
Deutsche Bank, Belgium	1	2
Deutsche Bank, Czech Republic	1	–
Deutsche Bank, Czech Republic (Euro account)	3	1
Deutsche Bank, Czech Republic (U.S. dollar account)	1	2
Deutsche Bank, France	2	1
Deutsche Bank, Germany	9	6
Deutsche Bank, India	1	1
Deutsche Bank, Netherlands	1	3
Deutsche Bank, Philippines	1	1
Deutsche Bank, Philippines (U.S. dollar account)	–	5
Deutsche Bank, Poland	1	–
Deutsche Bank, Russia( U.S. dollar Account)	–	2
Deutsche Bank, Singapore	–	2
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	–	1
Deutsche Bank, United Kingdom	18	12
Deutsche Bank-EEFC, India (Australian dollar account)	6	1
Deutsche Bank-EEFC, India (Euro account)	–	1
Deutsche Bank-EEFC, India (U.S. dollar account)	10	11
Deutsche Bank-EEFC (U.S. Dollar account)	1	–
Deutsche Bank-EEFC, India (U.K. Pound Sterling account)	–	2
Deutsche Bank, (CHF account)	1	–
HSBC Bank, Brazil	2	1
HSBC Bank, Honkong	3	–
ICICI Bank, India	18	6
ICICI Bank-EEFC, India (U.S. dollar account)	1	3
ING, Belgium	1	1
Nordbanken, Sweden	1	3
Punjab National Bank, India	1	2
Royal Bank of Scotland, China	9	6
Royal Bank of Canada, Canada	7	4
Royal Bank of Scotland, China (U.S. dollar account)	–	1
State Bank of India, India	1	1
UBS AG, Switzerland	1	1
UBS AG, Switzerland (Euro Account)	2	–
Westpac, Australia	1	1
	274	259
Deposit accounts
Andhra Bank, India	137	126
Allahabad Bank, India	168	169
Axis Bank, India	180	180
Bank of Baroda, India	366	368
Bank of India, India	448	424
Canara Bank, India	438	393
Central Bank of India, India	258	260
Citibank N.A., China	–	3
Corporation Bank, India	189	189
Deutsche Bank, Poland	20	21
HDFC, India	17	–
ICICI Bank, India	501	501
IDBI Bank, India	185	286
Indusind Bank, India	4	4
ING Vysya Bank, India	33	33
Indian Overseas Bank, India	106	120
Jammu and Kashmir Bank, India	4	4
Kotak Mahindra Bank, India	–	4
National Australia Bank Limited, Australia	6	15
Norbanken, Sweden	8	–
Oriental Bank of Commerce, India	14	15
Punjab National Bank, India	–	13
State Bank of India, India	10	10
South Indian Bank, India	4	4
Syndicate Bank, India	131	144
Union Bank of India, India	3	3
Vijaya Bank, India	142	143
Yes Bank, India	38	38
	3,410	3,470
Deposits with corporations
HDFC Limited, India	480	602
	480	602
Total	4,164	4,331

2.2 Available-for-sale financial assets

Investments in mutual fund units, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of these investments are as follows:

 (Dollars in millions)

	As of
	June 30, 2014	March 31, 2013
Current
Mutual fund units:
Liquid mutual fund units
Cost and fair value	437	342
Fixed Maturity Plan Securities
Cost	29	24
Gross unrealized holding gains	1	1
Fair value	30	25
	467	367
Non-Current
Quoted debt securities:
Cost	228	225
Gross unrealized holding gains / (losses)	(13)	(18)
Fair value	215	207
Unquoted equity securities:
Cost	–	–
Gross unrealized holding gains	1	1
Fair value	1	1
	216	208
Total available-for-sale financial assets	683	575

Mutual fund units:

Liquid mutual funds:

The fair value of liquid mutual funds as of June 30, 2014 and March 31, 2014 is $437 million and $342 million, respectively. The fair value is based on quoted prices.

Fixed maturity plan securities:

The fair value of fixed maturity plan securities as of June 30, 2014 and March 31, 2014 is $30 million and $25 million, respectively. The unrealized gain of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the three months ended June 30, 2014. The fair value is based on quotes reflected in actual transactions in similar instruments as available on June 30, 2014.

Quoted debt securities:

The fair value of quoted debt securities as of June 30, 2014 and March 31, 2014 is $215 million and $207 million, respectively. The net unrealized gain of $3 million, net of taxes, has been recognized in other comprehensive income for the three months ended June 30, 2014. The fair value of $215 million is based on the quoted prices as available on June 30, 2014. (Refer note 2.9)

The unrealised loss of $1 million, net of taxes of less than $1 million, has been recognised in other comprehensive income for the three months ended June 30, 2013.

Unquoted equity securities:

As of June 30, 2014 and March 31, 2014, the 2,154,100 shares held in OnMobile Systems Inc, U.S.A, were fair valued at $1 million. The fair value has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities. The unrealized gain of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the three months ended June 30, 2014.

Unrealized loss of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the three months ended June 30, 2013.

2.3 Edgeverve

On February 14, 2014 a wholly owned subsidiary Edgeverve Systems Limited (Edgeverve) was incorporated. Edgeverve was created to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders have authorised the Board to enter into a Business Transfer Agreement and related documents with Edgeverve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors.

The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of $70 million with effect from July 1, 2014. The transfer of assets and liabilities will be accounted for at carrying values and will not have any impact on the consolidated financial statements.

2.4 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2014:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2014	190	839	284	444	170	6	305	2,238
Additions	27	10	7	19	2	–	14	79
Deletions	–	–	(1)	(2)	(2)	–	–	(5)
Translation difference	(1)	(4)	(2)	(1)	(1)	(1)	–	(10)
Gross carrying value as of June 30, 2014	216	845	288	460	169	5	319	2,302
Accumulated depreciation as of April 1, 2014	–	(300)	(175)	(328)	(117)	(2)	–	(922)
Depreciation	–	(7)	(11)	(13)	(5)	–	–	(36)
Accumulated depreciation on deletions	–	–	1	2	2	–	–	5
Translation difference	–	2	2	–	1	–	–	5
Accumulated depreciation as of June 30, 2014	–	(305)	(183)	(339)	(119)	(2)	–	(948)
Carrying value as of June 30, 2014	216	540	105	121	50	3	319	1,354
Carrying value as of April 1, 2014	190	539	109	116	53	4	305	1,316

Proceeds on sale of property, plant and equipment during the three months ended June 30, 2014 was less than $1 million.

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2013:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	157	773	231	347	147	5	306	1,966
Additions	1	10	7	17	4	–	49	88
Deletions	–	–	–	(2)	–	–	–	(2)
Translation difference	(14)	(66)	(20)	(26)	(10)	–	(29)	(165)
Gross carrying value as of June 30, 2013	144	717	218	336	141	5	326	1,887
Accumulated depreciation as of April 1, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Depreciation	–	(12)	(9)	(25)	(7)	–	–	(53)
Accumulated depreciation on deletions	–	–	–	2	–	–	–	2
Translation difference	–	23	13	19	8	–	–	63
Accumulated depreciation as of June 30, 2013	–	(264)	(150)	(244)	(102)	(3)	–	(763)
Carrying value as of June 30, 2013	144	453	68	92	39	2	326	1,124
Carrying value as of April 1, 2013	157	498	77	107	44	2	306	1,191

Proceeds on sale of property, plant and equipment during the three months ended June 30, 2013 was less than $1 million.

During the three months ended June 30, 2014, the management based on internal and external technical evaluation reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The existing and revised useful lives are as below:

Category of assets	Existing useful life (Years)	Revised useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the group continued with the previously assessed useful lives, charge for depreciation and cost of sales for the three months ended June 30, 2014 would have been higher by $23 million for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets:

(Dollars in millions)

Particulars	Fiscal 2015	Fiscal 2016	After Fiscal 2016
Increase / (decrease) in depreciation expense	(72)	(24)	96

The depreciation expense for the three months ended June 30, 2014 and June 30, 2013 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes $77 million and $60 million as of June 30, 2014 and March 31, 2014, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $254 million and $227 million as of June 30, 2014 and March 31, 2014, respectively.

2.5 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Carrying value at the beginning	360	364
Translation differences	(1)	(4)
Carrying value at the end	359	360

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

Effective quarter ended March 31, 2014, the company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments (Refer Note 2.12). Accordingly the goodwill has been allocated to the new operating segments as at June 30, 2014 and March 31, 2014.

(Dollars in millions)

Segment	As of
	June 30, 2014	March 31, 2014
Financial services	75	75
Insurance	50	50
Manufacturing	76	76
Energy, communication and services	35	35
Resources & utilities	16	16
Life sciences and Healthcare	22	22
Retail, consumer packaged goods and logistics	53	54
Growth markets	32	32
Total	359	360

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are represented by the 'Insurance' segment.

The goodwill relating to Infosys Lodestone and Portland acquisitions has been allocated to the groups of CGU’s which are represented by the entity’s operating segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2014, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	13.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.6 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of June 30, 2014 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	4,164	–	–	–	4,164
Available-for-sale financial assets (Refer to Note 2.2)	–	–	683	–	683
Investment in certificates of deposit	97	–	–	–	97
Trade receivables	1,524	–	–	–	1,524
Unbilled revenue	493	–	–	–	493
Prepayments and other assets	278	–	–	–	278
Derivative financial instruments	–	16	–	–	16
Total	6,556	16	683	–	7,255
Liabilities:
Trade payables	–	–	–	17	17
Client deposits	–	–	–	7	7
Employee benefit obligations	–	–	–	175	175
Other liabilities	–	–	–	624	624
Liability towards other acquisitions	–	–	–	52	52
Total	–	–	–	875	875

The carrying value and fair value of financial instruments by categories as of March 31, 2014 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	4,331	–	–	–	4,331
Available-for-sale financial assets (Refer to Note 2.2)	–	–	575	–	575
Investment in certificates of deposit	143	–	–	–	143
Trade receivables	1,394	–	–	–	1,394
Unbilled revenue	469	–	–	–	469
Prepayments and other assets	263	–	–	–	263
Derivative financial instruments	–	36	–	–	36
Total	6,600	36	575	–	7,211
Liabilities:
Trade payables	–	–	–	29	29
Client deposits	–	–	–	6	6
Employee benefit obligations	–	–	–	159	159
Other liabilities	–	–	–	644	644
Liability towards other acquisitions	–	–	–	43	43
Total	–	–	–	881	881

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2014:

(Dollars in millions)

	As of June 30, 2014	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer to Note 2.2)	437	437	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	30	–	30	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	215	215	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	1	–	1	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	16	–	16	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

(Dollars in millions)

	As of March 31, 2014	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer to Note 2.2)	342	342	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	25	–	25	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	207	207	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	1	–	1	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	36	–	36	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Interest income on deposits and certificates of deposit	103	91
Income from available-for-sale financial assets	13	8
	116	99

Derivative financial instruments

The group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and options contracts:

(In millions)

	As of
	June 30, 2014	March 31, 2014
Forward contracts
In U.S. dollars	767	751
In Euro	53	64
In United Kingdom Pound Sterling	73	77
In Australian dollars	75	75
Option contracts
In U.S. dollars	–	20

The group recognized a net gain on derivative financial instruments of $13 million and a net loss on derivative financial instruments of $71 million for the three months ended June 30, 2014 and June 30, 2013, respectively, which is included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Not later than one month	197	198
Later than one month and not later than three months	432	467
Later than three months and not later than one year	405	393
	1,034	1,058

Financial risk management

Financial risk factors

The group’s activities expose it to a variety of financial risks market risk, credit risk and liquidity risk. The group’s primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the group is foreign exchange risk. The group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The group’s exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The group operates internationally and a major portion of the business is transacted in several currencies and consequently the group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the group’s operations are adversely affected as the Indian rupee appreciates / depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Aggregate amount of outstanding forward and option contracts	1,034	1,058
Gains / (losses) on outstanding forward and option contracts	16	36

The outstanding foreign exchange forward and option contracts as of June 30, 2014 and March 31, 2014, mature within twelve months.

The following table analyses foreign currency risk from financial instruments as of June 30, 2014:

 (Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	146	20	25	34	63	288
Trade receivables	957	186	114	108	85	1,450
Unbilled revenue	281	79	20	27	44	451
Other assets	36	8	3	2	11	60
Trade payables	(1)	(1)	–	(1)	(10)	(13)
Client deposits	(3)	(3)	–	–	–	(6)
Accrued expenses	(96)	(25)	(10)	(7)	(31)	(169)
Employee benefit obligations	(65)	(13)	(8)	(23)	(20)	(129)
Other liabilities	(89)	(8)	(3)	(2)	(60)	(162)
Net assets / (liabilities)	1,166	243	141	138	82	1,770

The following table analyzes foreign currency risk from financial instruments as of March 31, 2014:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	144	17	33	30	63	287
Trade receivables	898	182	102	87	75	1,344
Unbilled revenue	271	64	22	32	41	430
Other assets	12	6	2	2	9	31
Trade payables	(3)	(3)	(2)	–	(16)	(24)
Client deposits	(3)	(3)	–	–	–	(6)
Accrued expenses	(127)	(26)	(10)	(6)	(31)	(200)
Employee benefit obligations	(64)	(12)	(7)	(22)	(16)	(121)
Other liabilities	(75)	(5)	–	(9)	(50)	(139)
Net assets / (liabilities)	1,053	220	140	114	75	1,602

For the three months ended June 30, 2014 and June 30, 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's incremental operating margins by approximately 0.51% and 0.46%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,524 million and $1,394 million as of June 30, 2014 and March 31, 2014, respectively and unbilled revenue amounting to $493 million and $469 million as of June 30, 2014 and March 31, 2014, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended June 30,
	2014	2013
Revenue from top customer	3.4	3.9
Revenue from top five customers	13.7	14.9

Financial assets that are neither past due nor impaired

Cash and cash equivalents and available-for-sale financial assets are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $1,064 million each as of June 30, 2014 and March 31, 2014, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of $5 million and $3 million as of June 30, 2014 and March 31, 2014, respectively.

Financial assets that are past due but not impaired

The company’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $50 million and $33 million as of June 30, 2014 and March 31, 2014, respectively, that are past due, is given below:

(Dollars in millions)

Period (in days)	As of
	June 30, 2014	March 31, 2014
Less than 30	271	229
31 – 60	91	42
61 – 90	44	21
More than 90	54	38
	460	330

The provision for doubtful trade receivable for the three months ended June 30, 2014 and June 30, 2013 was $19 million and $7 million, respectively.

The movement in the provisions for doubtful trade receivable is as follows:

(Dollars in millions)

	Three months ended		Year ended
	June 30, 2014	June 30, 2013	March 31, 2014
Balance at the beginning	36	17	17
Translation differences	–	–	–
Provisions for doubtful trade receivable	19	7	23
Trade receivables written off	–	(1)	(4)
Balance at the end	55	23	36

Liquidity risk

As of June 30, 2014, the group had a working capital of $5,588 million including cash and cash equivalents of $4,164 million, current available-for-sale financial assets of $467 million and investment in certificates of deposit of $97 million. As of March 31, 2014, the group had a working capital of $5,656 million including cash and cash equivalents of $4,331 million, current available-for-sale financial assets of $367 million and investment in certificates of deposit of $143 million.

As of June 30, 2014 and March 31, 2014, the outstanding employee benefit obligations were $175 million and $159 million, respectively, which have been fully funded. Further, as of June 30, 2014 and March 31, 2014, the group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of June 30, 2014:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	17	–	–	–	17
Client deposits	7	–	–	–	7
Other liabilities	624	–	–	–	624
Liability towards other acquisitions on an undiscounted basis	–	64	–	–	64

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2014:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	29	–	–	–	29
Client deposits	6	–	–	–	6
Other liabilities	640	4	–	–	644
Liability towards other acquisitions on an undiscounted basis	–	55	–	–	55

As of June 30, 2014 and March 31, 2014, the group had outstanding financial guarantees of $6 million each, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the group’s knowledge there has been no breach of any term of the lease agreement as of June 30, 2014 and March 31, 2014.

2.7 Provisions

Provisions comprise the following:

(Dollars in millions)

	As of
	June 30, 2014	March 31, 2014
Provision for post sales client support and other provisions	62	63
Provision towards visa related matters (refer to note 2.13)	–	–
	62	63

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

	Three months ended		Year ended
	June 30, 2014	June 30, 2013	March 31, 2014
Balance at the beginning	63	39	39
Translation differences	–	(1)	1
Provision recognized /(reversed)	3	(2)	23
Provision utilized	(4)	–	–
Balance at the end	62	36	63

Provision for post sales client support and other provisions for the three months ended June 30, 2014 and March 31, 2014 is included in cost of sales in the consolidated statement of comprehensive income.

Provision towards visa related matters amounting to $35 million (including legal costs) was created and paid during the year ended March 31, 2014.

As of June 30, 2014 and March 31, 2014, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian income tax authorities- Refer to Note 2.9) amounted to $30 million (179 crore) and $27 million (163 crore), respectively.

2.8 Employee benefits

Gratuity

The group has adopted Revised IAS 19 with effect from April 1, 2013. The impact on account of the revision in accounting policy is a reduction in retained earnings by $6 million and an increase in other comprehensive income by $9 million. The reduction in retained earnings by $6 million includes a write back of unamortised negative past service cost of $3 million.

2.9 Income Taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Current taxes
Domestic taxes	156	137
Foreign taxes	41	20
	197	157
Deferred taxes
Domestic taxes	(3)	(4)
Foreign taxes	(1)	–
	(4)	(4)
Income tax expense	193	153

Income tax expense for the three months ended June 30, 2014 and June 30, 2013 includes reversals (net of provisions) of $3 million each pertaining to earlier periods.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by $7 million for the three months ended June 30, 2014 and will result in a decrease in deferred tax credit by $29 million for the year ended March 31, 2015. (Refer note 2.4)

Entire deferred income tax for the three months ended June 30, 2014 and June 30, 2013 relates to origination and reversal of temporary differences.

For the three months ended June 30, 2014 and June 30, 2013, a reversal of deferred tax asset of $2 million and less than $1 million, relating to available-for-sale financial assets has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Profit before income taxes	675	571
Enacted tax rates in India	33.99%	33.99%
Computed expected tax expense	229	194
Tax effect due to non-taxable income for Indian tax purposes	(65)	(58)
Overseas taxes	30	19
Tax reversals, overseas and domestic	(3)	(3)
Effect of differential overseas tax rates	(1)	–
Effect of exempt non-operating income	(5)	(3)
Effect of unrecognized deferred tax assets	3	3
Effect of non-deductible expenses	6	5
Additional deduction on research and development expense	(2)	(4)
Others	1	–
Income tax expense	193	153

The applicable Indian statutory tax rate for fiscal 2015 and fiscal 2014 is 33.99%.

During the three months ended June 30, 2013 the company received weighted tax deduction equal to 200% of eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) for Finacle and Infosys labs which was effective from November 23, 2011 to March 31, 2014.

During the three months ended June 30, 2014, Infosys has applied for renewal of this approval for its R&D activity in development of Finacle and has claimed the weighted tax deduction equal to 200% of eligible research and development expenditures.

As of June 30, 2014, claims against the group not acknowledged as debts from the Indian Income tax authorities, net of amount paid to the authorities of $285 million (1,714 crore), amounted to $2 million (9 crore). As of March 31, 2014, claims against the group not acknowledged as debts from the Indian Income tax authorities, net of amount paid to the authorities of $286 million (1,716 crore), amounted to $3 million (19 crore).

Demands from the Indian Income tax authorities include payment of additional tax of $257 million (1,548 crore), including interest of $71 million (430 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.10 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended June 30,
	2014	2013
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	571,402,566	571,402,566
Effect of dilutive common equivalent shares	–	–
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,402,566	571,402,566

(1)	Excludes treasury shares

2.11 Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(Dollars in millions)

	Three months ended June 30,
	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council (1)	2	2
Commission and other benefits to non-executive/ independent directors	–	–
Total compensation to key managerial personnel	2	2

(1)	Executive Council dissolved effective April 1, 2014 and Executive officers have been appointed with effect from that date.

2.12 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014 the Company reorganized its segments to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the company is determined based on (i) industry class of the customers (outside of the growth markets) and; (ii) presence of customers in growth markets across industry classes. Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & Utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH) and enterprises in Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa. The FSI reportable segments has been aggregated to include the Financial Services operating segment and Insurance operating segment and the ECS reportable segment has been aggregated to include Energy, Communication and Services operating segment and Resources & Utilities operating segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable business segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.12.1 Business Segments

(Dollars in millions)

Three months ended June 30, 2014	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	617	464	337	359	138	218	2,133
Identifiable operating expenses	298	241	177	165	75	107	1,063
Allocated expenses	139	109	79	85	32	51	495
Segment profit	180	114	81	109	31	60	575
Unallocable expenses							39
Operating profit							536
Other income, net							139
Profit before Income taxes							675
Income Tax expense							193
Net profit							482
Depreciation and amortisation							39
Non-cash expenses other than depreciation and amortisation							–

Three months ended June 30, 2013	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	589	424	308	329	140	201	1,991
Identifiable operating expenses	271	218	143	162	68	92	954
Allocated expenses	146	111	80	86	37	53	513
Segment profit	172	95	85	81	35	56	524
Unallocable expenses							56
Operating profit							468
Other income, net							103
Profit before Income taxes							571
Income Tax expense							153
Net profit							418
Depreciation and amortisation							56
Non-cash expenses other than depreciation and amortisation							–

2.12.2 Geographic Segments

(Dollars in millions)

Three months ended June 30, 2014	North America	Europe	India	Rest of the World	Total
Revenues	1,297	522	51	263	2,133
Identifiable operating expenses	631	266	42	124	1,063
Allocated expenses	305	122	10	58	495
Segment profit	361	134	(1)	81	575
Unallocable expenses					39
Operating profit					536
Other income, net					139
Profit before Income taxes					675
Income Tax expense					193
Net profit					482
Depreciation and amortisation					39
Non-cash expenses other than depreciation and amortisation					–

Three months ended June 30, 2013	North America	Europe	India	Rest of the World	Total
Revenues	1,223	470	52	246	1,991
Identifiable operating expenses	591	230	24	109	954
Allocated expenses	319	122	11	61	513
Segment profit	313	118	17	76	524
Unallocable expenses					56
Operating profit					468
Other income, net					103
Profit before Income taxes					571
Income Tax expense					153
Net profit					418
Depreciation and amortisation					56
Non-cash expenses other than depreciation and amortisation					–

2.12.3 Significant clients

No client individually accounted for more than 10% of the revenues for the three months ended June 30, 2014 and June 30, 2013.

2.13 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014 the Company recorded a charge related to the settlement agreement (including legal costs) of $35 million related to the matters that were the subject of the Settlement agreement. The said amount was paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.14 Break-up of expenses

Cost of sales

(Dollars in millions)

	Three months ended
	June 30, 2014	June 30, 2013
Employee benefit costs	1,091	1,028
Deferred purchase price pertaining to acquisition	9	7
Depreciation and amortisation	39	56
Travelling costs	58	64
Cost of technical sub-contractors	75	84
Cost of software packages for own use	38	27
Third party items bought for service delivery to clients	9	7
Operating lease payments	9	9
Communication costs	7	6
Repairs and maintenance	6	5
Provision for post-sales client support	1	(2)
Other expenses	2	5
Total	1,344	1,296

Sales and marketing expenses

(Dollars in millions)

	Three months ended
	June 30, 2014	June 30, 2013
Employee benefit costs	93	84
Travelling costs	9	7
Branding and marketing	5	6
Operating lease payments	1	2
Consultancy and professional charges	1	2
Communication costs	–	1
Other expenses	2	1
Total	111	103

Administrative expenses

(Dollars in millions)

	Three months ended
	June 30, 2014	June 30, 2013
Employee benefit costs	45	41
Consultancy and professional charges	7	16
Office maintenance	15	15
Repairs and maintenance	4	3
Power and fuel	9	10
Communication costs	12	11
Travelling costs	7	7
Rates and taxes	4	4
Operating lease payments	3	3
Insurance charges	2	2
Provisions for doubtful trade receivable	19	7
Contributions to Infosys Foundation towards CSR (Refer Note 2.15)	8	–
Other expenses	7	5
Total	142	124

2.15 Corporate Social Responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a CSR committee has been formed by the company. The proposed areas for CSR activities are, eradication of hunger, poverty and malnutrition, promoting education and healthcare and rural development projects. The funds will be allocated to a corpus and utilised through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.